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Exhibit 5

[Letterhead of Davis Polk & Wardwell]

                                      , 2005

Affymetrix, Inc.
3380 Central Expressway
Santa Clara, California 95051

Ladies and Gentlemen:

        We have acted as special counsel to Affymetrix, Inc. (the "Company") in connection with the Company's registration of an aggregate of 2,889,954 shares of common stock (the "Common Shares") to be issued in exchange for ParAllele BioScience, Inc. ("ParAllele") common stock pursuant to an Agreement and Plan of Merger and Reorganization among ParAllele, the Company, Pinecone Acquisition, Inc. and Jonathan MacQuitty, dated May 31, 2005.

        We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

        Upon the basis of the foregoing, we are of the opinion that the Common Shares will have been duly authorized and, upon issuance, will be validly issued, fully paid and non-assessable.

        We are members of the Bars of the States of New York and California and the foregoing opinion is limited to the General Corporation Law of the State of Delaware and the federal laws of the United States of America.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Common Shares. We also consent to the reference to us under the caption "Legal Matters" in the Proxy Statement/Prospectus contained in such Registration Statement.

        This opinion is rendered to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose. American Stock Transfer and Trust Company, as Exchange Agent, may rely upon this opinion as if it were addressed directly to it.

  Very truly yours,

  Davis Polk & Wardwell

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  Exhibit 5